                                SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                              (Amendment No. 3)

                   Louisiana Land and Exploration Company
              -------------------------------------------------
                              (Name of Issuer)


                           Shares of Common Stock
                  ----------------------------------------
                       (Title of Class of Securities)


                                  546268103
                     ----------------------------------
                               (CUSIP Number)

                     Michael S. Paquette Vice President
                        and Chief Accounting Officer
                  Fund American Enterprises Holdings, Inc.
                               The 1820 House,
                                Main Street,
                           Norwich, Vermont 05055
                               (802) 649-3633
                 ------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                               March 17, 1994
                         ---------------------------
           (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

     Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                             CUSIP NO. 546268103
- --------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
Person

                  Fund American Enterprises Holdings, Inc.
                                 94-2708455
- --------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member (a)
                                              -----------------
of a Group (See Instructions)
                                           (b)
- ------------------------------------------    ----------------------
(3)  (SEC Use Only)

- -------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)    N.A. (see Item 3)

- --------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

- --------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization

                                                    Delaware
                                                    --------
- --------------------------------------------------------------------------------

Number of Shares                               (7)  Sole Voting Power
Beneficially Owned                                  ----------------------------
by Each Reporting
Person With                                    (8)  Shared Voting Power
                                                    ----------------------------
                                                    5,132,200
                                               (9)  Sole Dispositive Power
                                                    ----------------------------

                                              (10)  Shared Dispositive Power
                                                    ----------------------------
                                                    5,132,200

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
        5,132,200

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
- --------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)
                                              Approximately 13.7%
- --------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)  HC, CO

                             CUSIP NO. 546268103
- ---------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
Person

                                      Fund American Enterprises, Inc.
                                              51-0328932
- ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member (a)
                                              -----------------
of a Group (See Instructions)
                                           (b)
- ------------------------------------------    -----------------

(3)  (SEC Use Only)

- --------------------------------------------------------------------


(4)  Source of Funds (See Instructions)                 N.A. (see Item 3)

- --------------------------------------------------------------------------------


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

- --------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization               Delaware
                                                        --------

- --------------------------------------------------------------------------------

Number of Shares                                   (7)  Sole Voting Power
Beneficially Owned                                      ------------------------
by Each Reporting
Person With                                        (8)  Shared Voting Power
                                                        ------------------------
                                                        1,449,965
                                                   (9)  Sole Dispositive Power
                                                        ------------------------

                                                  (10)  Shared Dispositive Power
                                                        ------------------------
                                                        1,449,965

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      1,449,965

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

- ---------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)
                                                Approximately 3.9%

- ---------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)  CO

                             CUSIP NO. 546268103
- ------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                                  Source One Mortgage Services Corporation
                                                38-2011419
- ------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member (a)
                                              -------------------
of a Group (See Instructions)
                                           (b)
- --------------------------------------------  -------------------

(3)  (SEC Use Only)

- -------------------------------------------------------------------

(4)  Source of Funds (See Instructions)                 N.A. (see Item 3)

- --------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

- --------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization               Delaware
                                                        --------
- --------------------------------------------------------------------------------

Number of Shares                                   (7)  Sole Voting Power
Beneficially Owned                                      -----------------
by Each Reporting
Person With                                        (8)  Shared Voting Power
                                                        -------------------
                                                        1,449,965
                                                   (9)  Sole Dispositive Power
                                                        ----------------------

                                                  (10)  Shared Dispositive Power
                                                        ------------------------
                                                        1,449,965

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      1,449,965

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

- -------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)
                                              Approximately 3.9%

- -------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions) CO

                             CUSIP NO. 546268103
- --------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                                                     FFOG, Inc.
                                                     51-0301710
- --------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member (a)
                                              --------------
of a Group (See Instructions)
                                           (b)
- ------------------------------------------    --------------

(3)  (SEC Use Only)

- -------------------------------------------------------------------

(4)  Source of Funds (See Instructions)                 N.A. (see Item 3)

- --------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

- --------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization               Delaware
                                                        --------
- --------------------------------------------------------------------------------

Number of Shares                                   (7)  Sole Voting Power
Beneficially Owned                                      -----------------
by Each Reporting
Person With                                        (8)  Shared Voting Power
                                                        -------------------
                                                        3,682,235
                                                   (9)  Sole Dispositive Power
                                                        ----------------------

                                                  (10)  Shared Dispositive Power
                                                        ------------------------
                                                        3,682,235

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      3,682,235

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

- -------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)
                                              Approximately 9.8%

- -------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)  CO

ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 3 TO SCHEDULE 13D ARE AMENDED FROM THE FILING ON SCHEDULE 13D (THE "SCHEDULE 13D") FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") AS AMENDED ON DECEMBER 26, 1990 AND AUGUST 24, 1993. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE SCHEDULE 13D.

Item 2.  Identity and Background.
         ------------------------
Item 2 is amended as follows:

     (a), (b), (c) and (f). The "Reporting Person" shall include Fund American Enterprises Holdings, Inc., a Delaware corporation ("FAEH"), FAEH's subsidiary, Fund American Enterprises, Inc., a Delaware corporation ("FAE"), FAEH's subsidiary FFOG, Inc., a Delaware corporation ("FFOG") and FAE's subsidiary, Source One Mortgage Services Corporation , a Delaware corporation ("SOMSC").

     At its annual meeting held on June 17, 1992, shareholders of The Fund American Companies, Inc. approved a change of legal name to Fund American Enterprises Holdings, Inc. ("FAEH") and also approved the conclusion of FAEH's Plan of Complete Liquidation.

     FAE is a holding company that owns SOMSC and a portfolio of securities. The address of the principal business and principal office of FAE is The 1820 House, Main Street, Norwich, Vermont, 05055.

     FFOG is a company that owns a portfolio of securities. The address of the principal business office of FFOG is 1105 No. Market Street, Suite 1300, Box 8985, Wilmington, DE 19899.

     SOMSC is a company that operates a mortgage banking business and a portfolio of securities. The address of the principal business and principal office of SOMSC is 27555 Farmington Road, Farmington Hills, Michigan 48334-3357.

     Schedule I attached hereto, which is incorporated herein by reference, replaces Schedule I to the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

Item 4.  Purpose of Transaction
         ----------------------

     SOMSC and FFOG are holding these Shares for investment purposes. SOMSC and FFOG have no present plans or proposals which relate to, or would result in, any of the actions described in Item 4(a) through 4(j).

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

     (a) & (b) FAEH owns all 5,132,200 indirectly; 1,423,465 through FAE through SOMSC and 3,682,235 through FFOG. The aggregate number of Shares and the corresponding percentage of the outstanding Shares such number represents is as follows:

                                          Percentage of
                        Shares                Shares
                     Beneficially          Beneficially
      Person            Owned                 Owned
      ------         ------------         -------------

      FAEH           5,132,200                  13.7%
      FAE            1,423,465                   3.9%
      SOMSC          1,423,465                   3.9%
      FFOG           3,682,235                   9.8%


         FAEH shares voting power and dispositive power with respect to 1,423,465 Shares with FAE and SOMSC and with respect to 3,682,235 Shares with FFOG.

         Neither Mr. Arthur Zankel, a director of FAEH, nor First Manhattan
Co., a partnership in which Mr. Zankel is a general partner, directly owns any Shares. Mr. Arthur Zankel does not have discretionary authority over any Shares
owned by First Manhattan's clients.    No. other partners in First Manhattan Co.
(not including Mr. Zankel) own any Shares but have discretionary authority over 642 Shares owned by First Manhattan Co.'s clients.

     (c) Schedule II, attached hereto and incorporated by reference, describes all transactions by FAEH, FFOG, SOMSC and FAE, or to the knowledge of FAEH, FFOG, SOMSC and FAE, any of the persons listed on Schedule I attached hereto, in Shares effected during the past 60 days.

     (d)  None

     (e)  Not Applicable

                                  SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: March 29, 1994

                                 FUND AMERICAN ENTERPRISES HOLDINGS, INC.


                                 BY: /s/ Michael S. Paquette
                                    -----------------------------
                                    Name:  Michael S. Paquette
                                    Title: Vice President
                                           and Chief Accounting Officer


                                 FUND AMERICAN ENTERPRISES, INC.,


                                 BY:
                                    -----------------------------
                                    Name:  Terry L. Baxter
                                    Title: President


                                 FFOG, INC.,


                                 BY:
                                    -----------------------------
                                    Name:  Michael S. Paquette *
                                    Title: Authorized Representative  *


                                 SOURCE ONE MORTGAGE SERVICES
                                 CORPORATION


                                 BY:
                                    -----------------------------
                                    Name:  Michael S. Paquette
                                    Title:  Authorized Representative  *
*  Power of Attorney attached.

                         SCHEDULE I TO SCHEDULE 13D
                         --------------------------

Following is a list of the directors and executive officers of Fund American Enterprises Holdings, Inc. ("FAEH"), Fund American Enterprises, Inc. ("FAE") and Source One Mortgage Services Corporation ("SOMSC"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. Each such person is a citizen of the United States of America.

                                                        Present
Name and                                                Principal Occupation
Business Address             Office                     or Employment
- ----------------             ------                     --------------------

FAEH

John J. Byrne                Chairman of the Board,     Chairman of the Board,
Fund American                President & Chief          President & Chief
Enterprises Holdings, Inc.   Executive Officer of       Executive Officer of
The 1820 House,              FAEH; Chairman of the      FAEH
Main Street,                 Board of FAE,
Norwich, VT 05055            Director of SOMSC

Howard L. Clark              Director                   Retired
200 Park Avenue              of FAEH
Suite 4501
New York, N.Y. 10166

Howard L. Clark, Jr.         Director                   Vice Chairman of Lehman
                             of FAEH                    Brothers
Lehman Brothers
American Express Tower
New York, New York 10285

George J. Gillespie, III     Director                   Partner in Cravath,
Cravath, Swaine & Moore      of FAEH                    Swaine & Moore
825 Eighth Avenue                                       825 Eighth Avenue
New York, N.Y. 10019                                    New York, N.Y. 10019

K. Thomas Kemp               Executive Vice President   Executive Vice Pres-
The 1820 House,              Treasurer & Corporate      ident, Treasurer &
Main Street,                 Secretary of FAEH,         Corporate Secretary of
Norwich, VT 05055            Director of FAE and SOMSC  FAEH



Gordon S. Macklin            Director                   Chairman of White River
8212 Burning Tree Road       of FAEH                    Corporation
Bethesda, MD 20817

Michael S. Paquette          Vice President &           Vice President &
The 1820 House               Chief Accounting Officer   Chief Accounting
Main Street                  of FAEH, Director          Officer of
Norwich, Vermont 05055       of FAE                     FAEH






                     SCHEDULE I (cont.) TO SCHEDULE 13D
                     ----------------------------------

                                                        Present
Name and                                                Principal Occupation
Business Address             Office                     or Employment
- ----------------             ------                     --------------------
Allan L. Waters              Senior Vice President &    Senior Vice President &
The 1820 House               Chief Financial Officer    Chief Financial Officer
Main Street                  of FAEH, Director of       of FAEH
Norwich, Vermont 05055       FAE and SOMSC

Arthur Zankel                Director                   Co-Managing Partner,
First Manhattan Co.          of FAEH                    First Manhattan Co.,
437 Madison Ave.                                        437 Madison Ave.
New York, N.Y. 10022                                    New York, N.Y. 10022

FAE

Terry L. Baxter              President &                President
The 1820 House               Director of FAE
FAEH, Director of FAE
Norwich, Vermont 05055

SOMSC

Michael C. Allemang          Executive Vice President   Executive Vice
27555 Farmington Road        & Chief Financial          President &
Farmington Hills,            Officer and                Chief Financial Officer
Michigan, 48334              Director of SOMSC          of SOMSC

Lawrence J. Brady            Senior Vice President -    Senior Vice President -
27555 Farmington Road        Residential Division       Residential Division
Farmington Hills,            of SOMSC                   of SOMSC
Michigan, 48334

James A. Conrad              Director, President,       President & Chief
27555 Farmington Road        Chief Executive Officer    Executive Officer of
Farmington Hills,            and Director of SOMSC      SOMSC
Michigan, 48334

John A. Courson              Senior Vice President      Senior Vice President
27555 Farmington Road        of SOMSC                   of SOMSC
Farmington Hills,
Michigan, 48334

Robert R. Densmore           Executive Vice President,  Executive Vice
27555 Farmington Road        Secretary and Director of  President and
Farmington Hills,            SOMSC                      Secretary of SOMSC
Michigan, 48334


                     SCHEDULE I (cont.) TO SCHEDULE 13D
                     ----------------------------------


                                                        Present
Name and                                                Principal Occupation
Business Address             Office                     or Employment
- ----------------             ------                     --------------------

Paul J. Hanna                Director of SOMSC          Independent Financial
Harbour House 12                                        Consultant
Ocean Reef Club
Key Largo,
Florida, 33037

William C. Manasco           Senior Vice President -    Senior Vice President -
27555 Farmington Road        Operations Mgmt.           Operations Mgmt.
Farmington Hills,            of SOMSC                   of SOMSC
Michigan, 48334

Robert W. Richards           Chairman and Chief         Chairman and Chief
27555 Farmington Road        Financial Officer of       Financial Officer of
Farmington Hills,            SOMSC                      SOMSC
Michigan, 48334

FFOG

Edward J. Jones              President of FFOG          President of FFOG
c/o Delaware Corporate
Management
1105 No. Market Street
Suite 1300
Wilmington, DE 19899

Edward J. Jones              Secretary of FFOG          Secretary of FFOG
c/o Delaware Corporate
Management
1105 No. Market Street
Suite 1300
Wilmington, DE 19899

                         SCHEDULE II TO SCHEDULE 13D
                         ---------------------------

Sales of Shares of LLX by the Reporting Persons and by persons listed in
Schedule I within the last 60 days.

   Sold by           Date     Number Sold   Unit Price
   -------           ----     -----------   ----------
   SOMSC            1/18/94      26,800      $42.267

   SOMSC            3/17/94      51,500      $41.181

   FFOG             3/17/94      26,500      $41.354